[redacted]

08054490

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: **33-48728**

A. Full title of the plan:

CHROMCRAFT REVINGTON SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHROMCRAFT REVINGTON, INC.
1330 Win Hentschel Blvd., Suite 250
West Lafayette, IN 47906

Chromcraft Revington Savings Plan

EIN 35-1848094 PN 001

Accountants' Report and Financial Statements

December 31, 2007 and 2006

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Savings Plan
(Name of Plan)
By a majority of the members of the
Benefit Plans Administrative Committee

Dave: June 27, 2008

Frank T. Kane

Frank T. Kane, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

Chromcraft Revington Savings Plan
December 31, 2007 and 2006

Contents

BKD LLP

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee
Chromcraft Revington Savings Plan
Delphi, Indiana

We have audited the accompanying statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the years ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Indianapolis, Indiana
June 27, 2008

Federal Employer Identification Number: 44-0160260

201 N. Illinois Street, Suite 700 P.O. Box 44998 Indianapolis, IN 46244-0998 317 383-4000 Fax 317 383-4200

Chromcraft Revington Savings Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006
(In thousands)

Assets

	2007	2006
Investments Held by Trustee, at fair value		
Mutual funds	$ 17,848	$ 21,178
T. Rowe Price Stable Value Common Trust Fund	4,963	5,903
Chromcraft Revington, Inc. common stock	277	555
Participant loans	602	786
Total investments	23,690	28,422
Participants' Contributions Receivable	12	75
Net Assets Available for Plan Benefits at Fair Value	23,702	28,497
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29)	51
Net Assets Available for Plan Benefits	$ 23,673	$ 28,548

Chromcraft Revington Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2007 and 2006
(In thousands)

	2007	2006
Additions to Net Assets Attributed to:		
Investment income		
Dividends and interest	$ 1,524	$ 1,319
Net appreciation in fair value of investments	105	1,388
	1,629	2,707
Contributions		
Participants	758	959
Interest on participant loans	54	52
Total additions	2,441	3,718
Deductions From Net Assets Attributed to:		
Benefits and withdrawals paid directly to participants	7,316	5,331
Administrative expenses	-	8
Total deductions	7,316	5,339
Net Decrease	(4,875)	(1,621)
Net Assets Available for Plan Benefits, Beginning of Year	28,548	30,169
Net Assets Available for Plan Benefits, End of Year	$ 23,673	$ 28,548

See Notes to Financial Statements

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

Note 1: Description of the Plan

The following description of the Chromcraft Revington Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan covering all full-time employees of Chromcraft Revington, Inc. and its subsidiaries (the "Company" or "Employer"). Employees may elect to participate in the Plan on the earlier of January 1, April 1, July 1, or October 1 following the completion of six full months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts

Each participant's account is credited with the participant's voluntary contributions, certain Employer matching or profit-sharing contributions and Plan earnings. Plan earnings are allocated among all participants based on their investment in each fund.

Participant Contributions

Participants are permitted to contribute 1% to 50% of their annual compensation to the Plan, as defined in the Plan document, on either a pre-tax or after-tax basis.

Employer Contributions

All Employer contributions are discretionary. Employer matching contributions are being made to the Chromcraft Revington Employee Stock Ownership Plan. Prior to 2006, Employer matching contributions for employees at the Company's Silver Furniture subsidiary were contributed to the Plan. The Company's matching contribution rate was 100% of pre-tax contributions up to 3% of eligible compensation plus 50% of pre-tax contributions on the next 2% of eligible compensation.

Vesting

All participant contributions and safe harbor matching contributions and earnings thereon are immediately 100% vested. Any other Employer contributions that may be made to the Plan are subject to a three-year cliff vesting schedule, meaning 0% vested until three years of service and 100% vested after that.

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

Forfeitures

Forfeitures of non-vested Company contributions are used to reduce Plan expenses that would otherwise be paid by the Company. At December 31, 2007 and 2006, forfeited non-vested accounts totaled approximately $800 and $50, respectively. Plan expenses of $0 and $8,000 were paid from forfeited non-vested accounts in 2007 and 2006, respectively.

Payment of Benefits and Withdrawals

At retirement or termination of service, a participant may elect to receive, in the form of a single sum, the value of his or her vested account balance. In-service withdrawals of pre-tax contributions require the participant to meet certain Plan requirements. Company matching contributions and profit-sharing contributions may not be withdrawn by a participant prior to his or her termination of employment. Participants in the Plan may withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions. Benefits are recorded when paid.

Trustees

Plan assets are held by T. Rowe Price Trust Company, Inc.

Administrative Expenses

The Plan is administrated by a committee appointed by the Company's board of directors. Administrative expenses are borne by the Company or through forfeitures of non-vested company contributions.

Participant Loans

Each participant has the right, subject to certain restrictions, to borrow from his or her account. The maximum aggregate amount a participant may borrow is 50% of his or her total vested account balance, up to a maximum of $50,000. Loans bear a market rate of interest and may be repaid over a period not to exceed five years. The interest paid on a loan is credited directly to the participant's account in the Plan.

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. The fair values of the Plan's interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee. The fair values of the Plan's investment contracts have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates.

Net assets available for Plan benefits reflects the contract value of the Plan's investments in stable value funds because a separate adjustment is presented in the statements of net assets available for Plan benefits to decrease the carrying amount of these investments to contract value, as applicable. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Note 3: Investments

Participants are permitted to direct the investments in their accounts.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

		2007		2006
		(In thousands)		
T. Rowe Price Stable Value Common Trust Fund	$	4,963	$	5,903
T. Rowe Price Spectrum Growth Fund		3,429		3,591
T. Rowe Price Balanced Fund		2,534		3,212
T. Rowe Price Spectrum International Fund		2,511		2,616
T. Rowe Price Spectrum Income Fund		2,113		2,300
T. Rowe Price Equity Income Fund		1,665		2,391

Interest and dividends realized on the Plan's investments for 2007 and 2006 was $1,524,000 and $1,319,000, respectively.

The Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2007 and 2006 as follows:

		2007		2006
		(In thousands)		
Chromcraft Revington, Inc. common stock	$	(230)	$	(329)
Mutual funds		335		1,717
	$	105	$	1,388

Note 4: Benefits Payable to Participants

At December 31, 2007 and 2006, net assets available for benefits included $298,000 and $637,000, respectively, for benefit distributions payable to participants who had withdrawn from the Plan prior to the end of the Plan year.

Note 5: Party-in-Interest Transactions

Plan investments include shares of mutual funds managed by T. Rowe Price. A related entity of this fund manager served as trustee of the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions. The Plan also holds Chromcraft Revington common stock totaling $277,177 and $555,030 at December 31, 2007 and 2006 (57,745 and 64,614 shares in 2007 and 2006), respectively.

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

Note 6: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.

Note 7: Tax Status

The Plan obtained its determination letter in 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 8: Nonexempt Transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer's general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer. While the Company remitted all employee contributions to the Plan, contributions of $196,034 were not remitted within the required time period for the year ended December 31, 2007.

Supplemental Schedules

Chromcraft Revington Savings Plan

EIN 35-1848094 PN 001
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2007

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$196,034	$870

Chromcraft Revington Savings Plan

EIN 35-1848094 PN 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue (a)(b)	Description of Investment (c)	Current Value (e) (In thousands)
*Chromcraft Revington, Inc. common stock	57,745 shares	$ 277
*T. Rowe Price		
Stable Value Common Trust Fund	(Collective investment fund of bank, insurance and other investment contracts)	4,963
Spectrum Growth	162,916 shares	3,429
Balanced Fund	123,001 shares	2,534
Spectrum International Fund	170,005 shares	2,511
Spectrum Income	173,049 shares	2,113
Equity Income Fund	58,883 shares	1,655
New America Growth Fund	33,968 shares	1,082
Personal Strategy Balanced Fund	53,732 shares	1,035
New Income Fund	106,107 shares	959
Equity Index 500 Fund	22,559 shares	888
Personal Strategy Growth Fund	13,059 shares	319
Mid-Cap Growth Fund	4,624 shares	267
Personal Strategy Income Fund	15,450 shares	242
Retirement 2020 Fund	10,336 shares	183
Retirement 2010 Fund	9,478 shares	154
Small-Cap Stock Fund	4,398 shares	134
Science & Technology Fund	4,305 shares	101
Retirement 2005 Fund	8,170 shares	96
Retirement 2015 Fund	5,135 shares	65
Short-Term Bond Fund	8,087 shares	38
Retirement 2025 Fund	1,670 shares	22
Retirement 2030 Fund	847 shares	16
Retirement 2035 Fund	123 shares	2
Retirement 2040 Fund	99 shares	2
Retirement 2045 Fund	74 shares	1
		22,811
*Participant Loans	Interest rates from 5.00% to 10.50% with maturities through 2017	602
		$ 23,690

* Party-in-interest

Index to Exhibits

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated June 27, 2008, relating to the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2007 and 2006, which report appears in the December 31, 2007 annual report on Form 11-K of the Chromcraft Revington Savings Plan.

BKD, LLP

Indianapolis, Indiana
June 27, 2008

END